RECEIVED
2006 OCT -4 P 12:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ADITYA BIRLA GROUP

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 02 2006
DIVISION OF MARKET REGULATION

September 28, 2006

U.S.Securities and Ex[redacted]
Office of Internationa
Division of Corporatic
100 F Street, N.E.
Washington D.C.20549

06017326

SUPPL

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission

Sub : Board Meeting on Thursday, the 19th October, 2006

Ladies and Gentlemen :

This letter is with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 28.9.2006]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

PROCESSED
OCT 18 2006
THOMSON FINANCIAL

Enc : a/a

dew 10/4

CORPORATE FINANCE DIVISION : Aditya Birla Nuvo Ltd.
Aditya Birla Centre, 'A' Wing, 4th Floor, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-56525000 / 24995000 Fax: 91-22-56525821 / 24995821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www. adityabirla.com

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

FILE NO : 82-34979

September 28, 2006

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sir,

Sub : Board Meeting

Kindly note that the Board of Directors of the Company will meet on Thursday, the 19th October, 2006 to consider, interalia, financial results for the quarter / six months ending 30th September, 2006

The above is for your information and record.

Thanking you,

Yours faithfully,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

Encls : a/a.

CORPORATE FINANCE DIVISION : Aditya Birla Nuvo Ltd.
Aditya Birla Centre, 'A' Wing, 4th Floor, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-56525000 / 24995000 Fax: 91-22-56525821 / 24995821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www. adityabirla.com